EXHIBIT 4.24

[Translation]

Agreement on the Advertisement Treatment

First Charge, Inc. (“the Company”) and Crayfish Co.,Ltd. (“Crayfish”) (each a “party” and collectively the “parties”) here by agree to enter into this Agreement (the “Agreement”) related to the treatment of advertisements on various media (the “Media”).

Article 1 (Basic principle)

The Company shall cooperate with Crayfish to obtain the original manuscript of the advertisement.

Article 2 (Application of advertisement)

The Company shall apply for the advertisement prior to the closing date set by Crayfish, and shall use the form assigned by Crayfish to apply for the advertisement. Application shall be made by e-mail or other methods designated by Crayfish. A separate agreement regarding the treatment of the advertisements (“Advertisement Treatment”) shall be formed when Crayfish accepts the advertisement application.

Article 3 (Advertisement Treatment Fee)

1.	Following the start of the Advertisement Treatment, Crayfish shall issue an invoice for the Advertisement Treatment Fee pursuant to the fee agreed upon by both parties (“Advertisement Treatment Fee”).

2.	The Company shall setoff amounts invoiced by Crayfish above against the Agency Fee, further described in Article 5 herein, and deposit the balance to the bank account specified by Crayfish prior to the end of the month following the closing date of the month of the Advertisement Treatment.

3.	The month of Advertisement Treatment means the month when the treatment of banner and mailing advertisement begins.

Article 4 (Delay damaging money)

Interest of 14.6% per annum shall accrue on all unpaid Advertisement Treatment Fees under the Article 3 herein.

Article 5 (Agency Fee)

Crayfish shall pay to the Company the Agency Fee, which is calculated by multiplying the Advertisement Treatment Fee separately at a later date.

Article 6 (Submission of advertising manuscript)

The Company shall submit the advertising manuscript to Crayfish by the closing date established by Crayfish using the method established by Crayfish.

Article 7 (Rejection of Advertisement Treatment)

1.	If Crayfish determines that the content or style of advertisement is not appropriate, Crayfish may reject the Advertisement Treatment or require the modification of the Advertisement Treatment within five business days from the date on which the advertisement manuscript has been submitted.

2.	When the site of a banner advertisement is a site which may be freely read by an unlimited number of people (e.g. a “community” site), when the content of the ad differs substantially from the content proposed at the time the advertisement was applied for, and if such content may damage the reputation, name value and reliance of Crayfish, Crayfish may discontinue the advertisement even in the midst of the Agreement term. In this case, the Company is still required to pay an Advertisement Treatment Fee established at the time of application for the Advertisement Treatment.

Article 8 (Research)

The Company shall perform due diligence re the reliability of the advertisement sponsors and the Company shall ensure that the Advertisement Treatment shall not damage Crayfish or the operators of media used by Crayfish. The Company shall be responsible for dealing with claims against Crayfish by third parties alleging damage caused by the Advertisement Treatment and Crayfish shall reasonably cooperates in relation thereto.

Article 9 (Cancellation)

The Advertisement Treatment Fee shall arise when the Company applies for an advertisement as described Article 2, and such fee shall be payable by the Company even if it cancels its advertisement application.

Article 10 (Confidentiality of information)

The parties shall not disclose to third parties any confidential information related to this Agreement. This provision shall survive the termination or expiry of this Agreement.

Article 11 (Exemption)

1.	When the advertisement cannot be used as originally scheduled due to system trouble, the parties shall mutually determine a new schedule for the advertisement.

2.	Crayfish may stop, interrupt or change the schedule of advertisement upon the occurrence of an emergency, natural disaster, illegality, electronic blackout or other unavoidable causes.

3.	The Company may not make a claim for damages against Crayfish in either of the above cases.

Article 12 (Cancellation)

1.	The Company or Crayfish may cancel the contract without notice to the other party or engaging in proceedings upon the occurrence of any of the following events:

(1)	When a party breaches this Agreement and does not quickly respond to the other party’s notification in relation thereto.

(2)	When a party is subject to a claim for levy, sequestrate, provisional ruling, or punishment for nonpayment of tax or public dues.

(3)	When a party’s business has been suspended due to insolvency or a dishonored check or note for which the party is responsible.

(4)	When the property, creditworthiness or ability to a party to pay its liabilities changes dramatically.

(5)	When a party applies for consolidation, special liquidation, corporate reorganization, civil rehabilitation, bankruptcy, proceeding or other events related these under the law, or the same is petitioned for by a third party.

(6)	When a party assigns or outsources all or a part of its business to a third party.

(7)	When other significant business uncertainties arise.

2.	Upon the occurrence of any of the above events with respect to a party, that party shall promptly settle all outstanding liabilities to the opposite party.

Article 13 (Assignment of an obligation)

1.	Upon the occurrence of any of the events in Article 12-1-(1) to (7) with respect to the Company, Crayfish may demand that the Company assign to Crayfish its liabilities with respect to the advertisement space provider. In such case, if Crayfish claims a liability, the Company shall approve the claim and Crayfish may give notice of its assignment of the liability on behalf of the Company.

2.	Other than cases described in Article 13-1, Crayfish may require the Company to delegate collection of receivables to Crayfish which the Company has against advertisers based on this Agreement. Crayfish may setoff the liability of the Company to Crayfish and receivables delegated by the Company.

Article 14 (Expiration date)

1.	The expiration date of this Agreement shall be one year following the execution of this Agreement.

2.	The Agreement will automatically renew for one year if either party does not propose in writing to modify its terms or terminate the Agreement.

3.	Even during the Agreement term, either party may cancel this Agreement for any reason by sending a writing to the opposite party with thirty days advance notice.

4.	Not withstanding the termination of this Agreement, this Agreement shall govern the Advertisement Treatment closed during the term of this Agreement.

Article 15 (Supplemental)

Both parties shall make best efforts to amicably discuss and resolve questions regarding the interpretation of this Agreement.

Article 16 (Jurisdiction)

The Tokyo district court or Tokyo summary court shall have exclusive jurisdiction over controversies arising under this Agreement or a separate contract related to this Agreement.

Article 17 (Compliance)

This Agreement is governed by Japanese law.

As a proof for close of contract, the Company shall retain an original of this Agreement with name, seal and signature of each party, and Crayfish shall retain a copy.

March 12, 2003

The Company: Nishi Ikebukuro2-29-16 Toshima-ku Tokyo
First Charge, Inc.
/s/ Yoshitaka Enoki sealed by stamp
Representative Director: Yoshitaka Enoki

Crayfish: Ikebukuro2-16-13 Toshima-ku Tokyo
Crayfish Co., Ltd.
/s/ Kazuhiko Muraki sealed by stamp
Representative Director: Kazuhiko Muraki